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October 19, 2016

VIA EDGAR Gabriel Eckstein, Staff Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
RE:	Renren Inc. (File No. 001-35147)

Dear Mr. Eckstein:

We are writing on behalf of our client, Renren Inc. (the “Company”), to respond to the questions raised in a voice mail from Mr. Gabriel Eckstein, as further clarified in our conversation with him over the phone on October 7, 2016.

For the reasons presented below, we believe that the proposed spin-off as described in the Company’s press release on September 30, 2016 (the “Spin-off”) will be exempt from registration under the Securities Act of 1933 (the “Securities Act”).

The Spin-off will be conducted in two steps, the first being the declaration and distribution of a dividend of non-transferable rights (the “Rights”) to acquire shares (“SpinCo Shares”) of the company being spun off (“SpinCo”) to shareholders of the Company (the “Shareholders”), and the second being the exercise of Rights by those Shareholders who both are eligible and choose to do so.

Currently, the Company believes the distribution will occur not earlier than January 2017.

Securities and Exchange Commission

October 19, 2016

Distribution of Rights

The Rights will be distributed to Shareholders via a dividend without consideration and in proportion to their shareholding. Shareholders do not need to take any action to receive the full number of Rights to which their shareholding entitles them. Consistent with long-established views of the SEC and SEC Staff, registration of the distribution is not required under the Securities Act, as the distribution will not constitute a “sale” of the Rights under Section 2(a)(3) of the Securities Act). See Release 33-929 (July 29, 1936).

Offer and Sale of SpinCo Shares

The distribution and exercise (even though such exercise would not require any traditional payment from Shareholders) of the Rights will be deemed to involve an offer and sale of the underlying SpinCo Shares. Absent an exemption, the deemed offer and sale of the SpinCo Shares would need to be registered under the Securities Act.

Only Shareholders that are “accredited investors” as such term is defined in Rule 501(a) under the Securities Act are eligible to exercise the Rights. Shareholders that are not accredited investors are not eligible to exercise the Rights. That is, these persons are not entitled to and will never receive SpinCo Shares; rather, in all cases, they are entitled to and will only receive cash. Given that the offer is not and will never be capable of acceptance by Shareholders that are not accredited investors, and that such persons are only entitled to cash, there should be no deemed offer of SpinCo Shares to any non-accredited Shareholders. Accordingly, we are of the view that the offer and sale of the underlying SpinCo Shares will be exempt from registration under Rule 506(b).

Securities and Exchange Commission

October 19, 2016

If the Staff takes the view that the distribution of the Rights and/or the related information statement will be deemed an offer of the SpinCo Shares to all Shareholders (including those that are non-accredited investors), we believe that the recently adopted exemption from registration under Rule 506(c) should be available. Rule 506(c) of Regulation D provides an alternative exemption from registration separate from Rule 506(b). Unlike Rule 506(b), Rule 506(c) permits an issuer to make public offers (i.e., generally solicit or advertise) provided all purchasers of the securities are accredited investors and the issuer takes reasonable steps to verify that the purchasers are accredited investors, as would be the case in the Spin-off. Consequently, we believe the distribution of the Rights and any related information statement to Shareholders who are not accredited investors should not foreclose the ability of the Company to effect the Spin-off on an exempt basis.

*       *       *

If you have any questions regarding please contact the undersigned by phone at +852-3740-4891 or via e-mail at will.cai@skadden.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Renren Inc.

Joseph Chen, Chairman and Chief Executive Officer

Thomas Jintao Ren, Chief Financial Officer

Skadden, Arps, Slate, Meagher & Flom LLP
Z. Julie Gao, Esq.